

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

<u>Via E-mail</u>
Jason A. Zellers, Esq.
Vice President, General Counsel and Secretary
St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, Minnesota 55117

> **Re:** **St. Jude Medical, Inc.**
> **Form 10-K for the fiscal year ended December 29, 2012**
> **Filed February 26, 2013**
> **Form 8-K**
> **Filed October 24, 2012**
> **File No. 1-12441**

Dear Mr. Zellers:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have further comments.

<u>Form 10-K for the fiscal year ended December 29, 2012</u>

1.   We note from an article entitled "Report Raises Concerns Over Heart Device Maker" in The New York Times dated November 21, 2012, that the FDA has recommended that all patients with a "Riata" lead undergo imaging tests to see if it has begun to fail and that your "Durata" lead is facing questions as to whether that lead would experience the same types of issues as the Riata. If true, please tell us what consideration you gave towards including disclosure in your filing and what consideration you will give in your future filings regarding these developments under your "Business," "Risk Factors" and "Management's Discussion and Analysis" sections, including in your MD&A section, any known trends in accordance with Item 303(a)(3)(ii) of Regulation S-K.

Signatures

2.   We note that your principal executive officer and principal financial and accounting officer signed under the registrant's signature block. In your future filings, please ensure that each of your principal executive officer and principal financial officer and accounting officer have signed on behalf of the registrant, in other words., below the paragraph following the registrant's signature block, per General Instruction D to Form 10-K.

Form 8-K filed October 24, 2012

3.   Please note that it is not appropriate to redact information from your filings unless you have filed a confidential treatment request with us. It does not appear from our records that you have submitted a confidential treatment request for the redactions made from exhibit 99.1. Please advise.

4.   In the confidential treatment application that you submit for exhibit 99.1, please be advised that confidential treatment cannot be granted for information that has been publicly disclosed. In this regard, we note that some of the information that you redacted from exhibit 99.1 was not redacted in the document that the Food and Drug Administration publicly released about your facility in Sylmar, California.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director